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                                                                    EXHIBIT 11
Retention Agreement:    Jerome R. Leite

September 1, 1999

Mr. Jerome R. Leite
9069 Soquel Drive
Aptos, CA  95003

Dear Jay,

      On behalf of INPRISE Corporation, I am pleased to confirm our agreements which are designed to encourage your commitment to remain in INPRISE's employ through August 31, 2000.

      Base Salary. Your base salary will remain at its current level of $232,000 per year through the period ending August 31, 2000, payable at the same frequency as payroll is distributed to other INPRISE employees.

      Performance Bonus. You shall remain eligible for an annual target bonus of $92,800. All or part of the bonus shall be payable based upon performance criteria and metrics to be agreed among yourself and myself and subject to the approval of the Organization and Compensation Committee of the Board. Bonuses shall be determined and paid in accordance with INPRISE's executive bonus program, which currently calls for bonuses to be paid quarterly.

      Retention Bonus. You shall be paid a retention bonus of $568,400. This bonus will be paid in the following method: $200,000 paid upon signing and $368,400 payable on August 31, 2000, or earlier if your employment is constructively terminated or terminated (other than for cause) prior to August 31, 2000.

      Options. Subject to approval of INPRISE's Board of Directors, you will be granted options for the purchase of 30,000 shares of the company's Common Stock. The exercise price will be equal to the fair market value of INPRISE's common stock as of the date of the next Board of Director's Meeting. The options will be subject to the standard terms and conditions of INPRISE's stock option plans, with the exception of vesting, with 100% of the shares vesting on August 31, 2000. Notwithstanding the foregoing, in the event the company is acquired or is subject to a change in control, the vesting of the option will be accelerated and the option shall be exercisable in full. For these purposes an "acquisition of the company" shall mean a merger or other transaction in which the company or substantially all of its assets is sold or merged and as a result of such transaction, the holders of the company's common stock prior to such transaction do not own or control a majority of the outstanding shares of the successor corporation and a "change in control" shall mean the election of nominees constituting a majority of the Company's Board of Directors of the company which nominees were not members of the Board of Directors of the company in office at the time of this agreement.

      Benefits. Your eligibility to participate in INPRISE's fringe benefit program shall remain unchanged from what is in effect as of September 1, 1999.

Termination after Change of Control. As with all employment at INPRISE, your employment is considered "at will." That means that both you and INPRISE
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have the right to terminate employment at any time with or without advance notice, and with or without cause. Notwithstanding the foregoing, if within one
(1) year following a change in control as previously defined the company terminates your employment for other than cause or there is a constructive termination, the company agrees that you will be entitled to a severance payment of $324,800.

      For purposes of this Agreement, termination for "cause" shall mean termination of your employment relationship with INPRISE for any of the following reasons: (i) your engaging in an act of theft, embezzlement, misappropriation of funds or property, or fraud against, or with respect to the business of INPRISE; (ii) a willful breach by you of any material term of this Agreement and, if such breach is capable of being cured, the failure by you to cure such breach within thirty (30) days of written notice of such breach; (iii) if you are convicted of a felony that materially impairs your performance of duties for INPRISE; or (iv) as a result of your reckless or willful misconduct, you commit any act that causes, or knowingly fails to take reasonable and appropriate action to prevent, any material injury to the financial condition or business reputation of INPRISE.

      "Constructive termination" shall mean any one or more of the following:
(i) without your express written consent, the relocation of the principal place of your employment to a location that is more than fifty (50) miles from the company's current headquarters; (ii) any failure by INPRISE to pay, or any reduction by INPRISE of, your base salary or benefits (unless reductions comparable in amount, but not to exceed 15%, and duration are concurrently made for all other employees of INPRISE with responsibilities, organizational level and title comparable to yours) or (iii) a material diminution of your responsibilities, as Interim CFO or General Manager of new business unit or Senior Vice President with P&L responsibilities.

      Death. In the event of your death, the total retention bonus shall be paid to your survivors.

      In the event of any dispute or claim relating to or arising out this agreement, or the termination of your employment with INPRISE for any reason (including, but not limited to, any claims of breach of contract, wrongful termination or age, sex, race, national origin, disability or other discrimination or harassment), you and INPRISE agree that all such disputes shall be fully, finally and exclusively resolved by binding arbitration conducted by the American Arbitration Association in Santa Clara County, California. You and INPRISE hereby waive that this arbitration provision shall not apply to any disputes or claims relating to or arising out of the actual or alleged misuse or misappropriation of INPRISE's property, including, but not limited to, its trade secrets or proprietary information.

      These agreements constitute the entire agreement between you and INPRISE regarding the terms and conditions of your employment, and they supersede all prior negotiations, representations or agreements between you and INPRISE, including any other agreements regarding payments due following termination of employment or change in control. The provisions of this agreement regarding "at will" employment and arbitration may only be modified by a document signed by you and the President of INPRISE.


Sincerely,
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INPRISE CORPORATION

/s/ Dale Fuller
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Dale Fuller
Chief Executive Officer

AGREED AND ACCEPTED:

/s/ Jay Leite
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Jay Leite


Date: September 16, 1999
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Exhibit 12
Retention Agreement:    Frederick A. Ball


Exhibit 27 - Financial Data Schedule

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS OF INPRISE INCORPORATED AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS